Exhibit 3.36

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A CORPORATION TO A LIMITED LIABILITY COMPANY

PURSUANT TO SECTION 18-214 OF THE LIMITED LIABILITY ACT

1.             The jurisdiction where the Corporation first formed is Delaware.

2.             The jurisdiction immediately prior to filing this Certificate of Conversion is Delaware.

3.             The date the Corporation first formed is October 10, 1986.

4.                                       The name of the Corporation immediately prior to filing this Certificate of Conversion is Avionic Instruments Inc.

5.                                       The name of the Limited Liability Company as set forth in the Certificate of Formation is Avionic Instruments LLC.

6.                                       This Certificate of Conversion shall become effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 25th day of June, 2007.

By:	/s/ Gregory Rufus
Print Name:	Gregory Rufus